

October 24, 2023

Matthew R. A. Heiman
Chief Legal & Administrative Officer
Waystar Holding Corp.
1550 Digital Drive, #300
Lehi, UT 84043

      Re: Waystar Holding Corp.
          Registration Statement on Form S-1
          Filed October 16, 2023
          File No. 333-275004

Dear Matthew R. A. Heiman:

    We have reviewed your registration statement and have the following comments.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed October 16, 2023

Management's discussion and analysis of financial condition and results of operations, page 60

1.   We note based on your disclosure on pages 115 to 122, that you expect to award IPO equity awards and other new compensation awards in connection with this offering. Please disclose the expected future expense that will result once this offering is effective. Disclose when that expense is expected to affect your results of operations.

2.   Please clarify your subscription and volume revenue discussion by focusing on your provider and patient payment solution categories. In regards to subscription revenue, for example, detail and quantify the underlying factors that drove the growth in provider solution sales, such as the increase in new customers. Similarly, disclose, discuss and quantify the increase in volume revenue from both provider and patient payment solution sales.

3.   Also, discuss how changes in your provider and patient payment solution sales categories affect cost of revenues and your margins.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Inessa Kessman at 202-551-3371 or Joseph Cascarano at 202-551-3376 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William Brentani, Esq.